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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14f-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 Thereunder

GRANITE CITY FOOD & BREWERY LTD.
(Name of Registrant as Specified in Its Charter)

Minnesota (State or Other Jurisdiction of Incorporation or Organization)	000-29643 Commission File No.	41-1883639 (I.R.S. Employer Identification No.)

5420 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416
(Address of Principal Executive Offices)

(952) 215-0660
(Registrant's telephone number, including area code)

Approximate date of mailing: September 24, 2009

GRANITE CITY FOOD & BREWERY LTD.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

September 21, 2009

Dear Granite City Shareholder:

        Enclosed is a letter to our shareholders and our Schedule 14f-1. These materials describe an important restructuring transaction for Granite City Food & Brewery Ltd.

        As you may know, the current economic downturn has been particularly tough on restaurants, including the casual dining sector. Granite City Food & Beverage is no exception. Sales are down; people are staying home.

        To respond to these difficult conditions, almost a year ago we created a two-prong strategy that has involved "right sizing" our operations to properly correlate operating expenses with lower sales volumes, and as we're announcing today, restructuring of our balance sheet and capital structure. We have significantly improved our operating performance, while at the same time—a major accomplishment in our view—not diminishing our product or level of service.

        Today we are pleased to announce a significant step in the second prong of our strategy, an agreement with our primary lender that restructures our balance sheet and positions us to generate positive cash flow at current sales levels. Moreover, we have created a company built for the long term. In short, the agreement results the following:

  •
  It eliminates more than $15 million of the company's debt to DHW Leasing, LLC (DHW) in exchange for our common stock. This will result in the savings of more than $19 million in interest and principal payments over the next five years;

  •
  DHW will become the owner of the majority of our common shares. This constitutes a change of control of our company. We will retain a unique right to repurchase a portion of the shares to be issued to DHW if our stock significantly appreciates over the coming year;

  •
  Finally, and most important, the transaction puts our company on a much more solid footing financially and positions us to leverage the operating improvements we've made in the past year.

        This restructuring is a pivotal step in the process of restoring the financial health of our company, and represents a unique relationship in our industry, one in which a developer and leaseholder has partnered with a restaurant group to ensure the future success of the concept and to improve value for all shareholders. We believe this restructuring moves us into a better position to achieve positive cash flow and to advance the Granite City brand. We continue to believe that our restaurant concept will have national appeal, and we are excited about having the opportunity to move in that direction.

        As part of this strategy, we asked for and received an exception from NASDAQ for shareholder approval of a debt for equity exchange with DHW Leasing, LLC so we can accelerate the benefits of this transaction. This exception allowed us to reduce the transaction process by almost three months, enabling us to conserve cash at a time that our sales have been under significant pressure. Attached to this letter is a complete description of the transaction. Please read the attached summary carefully; we believe you will be pleased with the terms—and effect—that this transaction has on the future of your company.

Sincerely yours,

Steven J. Wagenheim President and Chief Executive Officer

Certain statements made in this letter of a non-historical nature constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. Such factors include, but are not limited to, changes in economic conditions, changes in consumer preferences or discretionary consumer spending, a significant change in the performance of any existing restaurants, the ability to obtain financing for, and complete construction of, additional restaurants at acceptable costs, the risks and uncertainties described in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2009 and our Quarterly Report on Form 10-Q filed on August 14, 2009; and risks related to our ability to restructure our debt and leases and obtain additional capital for operations; and the risk that we may be required to reduce the scale of our operations if we cannot successfully restructure our debt and leases or raise additional capital.

GRANITE CITY FOOD & BREWERY LTD.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

Introduction

        This information statement is being mailed to holders of the common stock of Granite City Food & Brewery, Ltd. (the "Company," "we," "us," or "our"), a Minnesota corporation, pursuant to the requirements of Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in majority control of our Board of Directors (the "board") other than by a meeting of shareholders. In particular, this information statement is designed to inform our shareholders about a transaction with DHW Leasing, L.L.C. ("DHW") to convert approximately $15,050,000 of debt into 28,000,000 shares of our common stock, which would involve a change of control of our company, which we refer to herein as the "Transaction." This information statement is being distributed on or about September 24, 2009.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

 The Transaction

        We have entered into a debt conversion agreement with DHW, our primary source of financing for furniture, fixtures and equipment. The agreement provides for the conversion of our indebtedness to DHW (approximately $15,050,000) into 28,000,000 shares of our common stock. This would result in a conversion price of approximately $0.54 per share. Under the agreement, we have reserved the right, during the first year following the closing, on a one-time basis and subject to certain conditions, any portion of the shares originally issued in the Transaction to the extent that the market value of the shares originally issued in the Transaction would exceed $20,000,000 to repurchase for $.001 per share an amount of the Shares as would enable DHW to retain Shares having a market value of $20,000,000 following such repurchase.

        Throughout 2009, we have experienced severe cash flow problems which have affected our ability to meet our obligations to our real property and equipment lessors. In 2008, we had $96.3 million of sales, a net loss of $15.8 million and negative cash flow of $4.4 million. In the first quarter of 2009, we had revenue of $21.4 million, a net loss of $2.7 million and negative cash flow of $1.2 million. In the second quarter of 2009, we had revenue of $22.1 million, a net loss of $2.5 million and positive cash flow of $0.5 million. Through the date of this information statement, our monthly sales have continued to be down approximately 10% year-over-year since the first quarter of 2009. As you may know, the economic downturn which began in 2008 has had a severe effect on the casual dining industry which has experienced reduced sales as nervous American consumers have eaten out much less. Companies in the casual dining industry have experienced a drop in sales between 5% and 15% year-over-year, depending upon price point, which has led to the bankruptcy of several major restaurant chains. In response to these conditions, we halted our expansion plans and aggressively negotiated with our suppliers to decrease the costs of food and services and significantly reduced our general and administrative expenses. We also negotiated with landlords to restructure rent obligations on capital leases, receiving some relief in February 2009. These measures were not enough, however, to offset the much deeper than expected decline in same store sales since early 2009.

        Beginning in the fall of 2008, we sought additional sources for capital or strategic partners for our business, but met with no success due to our operating performance and the limitations of our capital structure. Our efforts have also been hampered by the uncertain economy and market outlook.

        Between 2006 and 2008, we entered into leases with DHW to finance equipment totaling approximately $16.0 million, making DHW our primary source of financing for furniture, fixtures and equipment; a unit of DHW also developed and leases to us the majority of our restaurants. In connection with that financing, Steven J. Wagenheim, Chief Executive Officer of Granite City Food & Brewery, had a 10.2 percent voting interest in DHW and has personally guaranteed 20 percent of DHW's debt to banks. However, he was not entitled to receive from DHW cash distributions from its operations, or the sale, disposition or financing of its assets, or any other form of fee, dividend, charges or distribution from DHW arising out of his ownership interest in DHW or his guaranty of its debt. The company has been advised that an agreement has been reached among the members of DHW for the termination and redemption of Mr. Wagenheim's interest in DHW. He will no longer be obligated to guaranty any of DHW's obligations to banks and will have no interest of any kind in DHW. Mr. Wagenheim will not be entitled to receive any of the shares of common stock issuable to DHW or any other benefit from the transaction. In May 2009, we entered into discussions with Donald A. Dunham, Jr., the Chief Executive Officer of DHW, to restructure our debt obligations to DHW.

        In working with DHW, Mr. Dunham and his business associates, we believe we have found a solution to our cash flow problems. In July 2009, we entered into a non-binding confidential term sheet with DHW that provided for the conversion of our indebtedness to DHW into 28,000,000 shares of our common stock. We have now reached an agreement with DHW providing for, among other things, such conversion of indebtedness. Because the Transaction involves a change in control of our company, we would ordinarily be required to obtain shareholder approval for it under the Listing Rules of The NASDAQ Stock Market. Due to the extenuating circumstances discussed above, we determined that the delay inherent in securing shareholder approval for the Transaction would seriously jeopardize our financial viability as our cash balance cannot continue to support our obligations as presently structured without closing the Transaction. As a result, we took the unusual step of asking NASDAQ to grant us the financial viability exception to the shareholder approval requirements so that we could close the Transaction as soon as practicable. The audit committee of our board of directors authorized us to apply to NASDAQ for this exception and has expressly approved reliance on the exemption. NASDAQ has granted our request. We believe it is critical to our continued viability to complete the Transaction as soon as practicable as it substantially reduces our capital lease obligations and significantly improves our cash flow.

        We have entered into an agreement with DHW and expect to close the Transaction at the beginning of October 2009. Because NASDAQ has granted our request for an exemption, we will not be submitting the Transaction to our shareholders for approval.

        The Transaction involves the basic terms described below.

  •
  DHW will convert all indebtedness owed to it by our company (approximately $15,050,000) into 28,000,000 shares of our common stock (the "Shares"). As a result of the issuance, there will be a change of control of our company and DHW will beneficially own approximately 64% of our outstanding common stock following the closing.

  •
  During the first year following closing, if the average bid price of our common stock for any period of 20 consecutive trading days equals or exceeds $0.714, we will have the right, exercisable on a one-time basis, to repurchase for $.001 per share an amount of the Shares as would enable DHW to retain Shares having a market value of $20,000,000 following such repurchase. The right may be triggered multiple times during the year, but may only be exercised once. As an example—if the Company's share price were to reach $1.50 for a period of 20 days and be maintained, the Company would have the right to repurchase 14,700,000 shares for $14,700. The repurchase price is calculated based upon closing price of our stock preceding the day we elect to repurchase.

  •
  DHW will transfer to us, free and clear of all liens and encumbrances, title to all furniture, fixtures and equipment that is subject to financing lease arrangements between our company and DHW.

  •
  Dunham Capital Management, L.L.C. and Dunham Equity Management, L.L.C. (the "Dunham Landlords") have agreed to a limited deferral of 30% of the rent due under lease agreements between our company and the Dunham Landlords. In addition, for all rent payments due on or after June 1, 2009 under restaurant leases with the Dunham Landlords, rent has been deferred for one month. The deferred rents must be repaid upon the first to occur of (a) our company completing a debt or equity financing in the amount of $2,000,000 or (b) upon the first anniversary of closing. We anticipate that the monthly accrued and deferred rent will be approximately $75,000 per month commencing June 2009.

  •
  In addition to rent concessions covered by the Master Agreement entered into in February 2009 with DHW and the Dunham Landlords, DHW and the Dunham Landlords will amend the Master Agreement to provide for agreed upon rent reductions in 2009 and to use reasonable commerical efforts to seek rent reductions on real estate leases of up to $1,700,000 on leases for Dunham-owned properties and non-Dunham properties, compared to $1,500,000 under the Master Agreement.

  •
  Upon the closing of the Transaction, our board of directors will be increased from five to seven persons. DHW has nominated four persons to serve on our board of directors, commencing upon closing. Two of the nominees will be "independent directors" under NASDAQ Listing Rules. Two of our five incumbent directors, James G. Gilbertson, our Chief Financial Officer, and Arthur E. Pew III, an independent director, have agreed to resign from our board of directors upon closing. We have also granted to DHW certain board observer rights.

  •
  For a period of two years following the closing, DHW will have the right to participate in private placements of our equity (on the same terms as other investors) so that DHW may maintain its then percentage ownership of our common stock.

  •
  Completion of the Transaction is subject to certain conditions including, but not limited to, the absence of legal proceedings, we and DHW obtaining requisite consents from third parties such as lenders, the performance by the parties of their covenants and agreements, no changes affecting us which would have a material adverse effect on our business, taken as a whole, and other customary conditions.

        We expect the Transaction to reduce our cash outlays by $19 million over the next 5 years. Additionally, we are negotiating with other non-Dunham landlords to seek to further reduce our cash outlays related to lease payments. Although we are still in the process of these negotiations, we expect to lower rent payments by approximately $500,000 - $1,000,000 in each of the next two years pursuant to these negotiations.

        Upon the closing of the Transaction, we expect that our company and three of our executive officers, Steven J. Wagenheim, James G. Gilbertson and Darius Gilanfar, will enter into amendments to their existing employment agreements which will provide that each will have employment for a term of one year, and will be entitled to severance benefits that include one year of base compensation if employment is terminated without cause, in addition to the balance of the one-year term, if terminated prior to the end of such term. The employment agreements are automatically extended for one-year terms unless either our company or the executive gives at least 60 days notice to the other of an intent not to extend. In addition, Mr. Wagenheim's employment agreement will be amended to reduce his severance benefit from 18 months to 12 months.

Effect of Stock Issuance Related to the Transaction

        The indebtedness to DHW will be converted into 28,000,000 shares of common stock, which will result in DHW and related Dunham entities beneficially owning an aggregate of approximately 64% of our outstanding common stock following the Transaction.

        As our major shareholder, DHW will be in a position to control our company through its ability to elect our board of directors, although we intend that a majority of our board members will continue to be independent under NASDAQ Listing Rules.

Voting Securities

        As of September 1, 2009, there were 16,197,849 shares of our company's common stock outstanding. We have no other voting securities outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of September 1, 2009, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, including the New Directors, (c) each executive officer named in the summary compensation table below, and (d) all executive officers and directors as a group. The percentage of beneficial ownership is based on 16,197,849 shares outstanding as of September 1, 2009. This table does not reflect the anticipated issuance to DHW of 28,000,000 shares of common stock pursuant to the Transaction. As indicated in the footnotes, shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person. Except as otherwise noted below, the named individual has sole voting and investment power with respect to the listed shares and none of the listed shares has been pledged as security. Unless otherwise indicated, the address for each listed shareholder is c/o Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned(1)		Percentage of Common Stock(1)
Steven J. Wagenheim(2)	1,532,614	(3)	9.2%
Arthur E. Pew III(2)	1,204,262	(4)	7.4%
William Blair & Company, L.L.C.(5)	1,089,927		6.7%
Eugene E. McGowan(6)	1,088,755	(7)	6.4%
Brewing Ventures LLC	997,500		6.2%
Donald A. Dunham, Jr.	652,395	(8)	3.9%
James G. Gilbertson	215,000	(9)	1.3%
Bruce H. Senske	106,327	(10)	*
Darius H. Gilanfar	62,985	(11)	*
Joel C. Longtin	17,571	(12)	*
John A. Pesicka	17,513	(13)	*
Todd W. Hanson	8,502	(14)	*
All directors and executive officers as a group (10 persons)(15)	3,956,424	(16)	21.6%

*
Represents less than one percent.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities "beneficially owned" by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of September 1, 2009.

(2)
Messrs. Wagenheim and Pew, two members of our board of directors, are members of Brewing Ventures LLC who collectively own approximately 83.3% of its membership interests. As a result, they may be deemed to be the indirect beneficial owners of the securities it holds. The number of shares reported herein as beneficially owned by such individuals includes the securities held by Brewing Ventures.

(3)
Includes 441,667 shares purchasable by Mr. Wagenheim upon the exercise of options.

(4)
Includes 207 shares owned by Mr. Pew's spouse, 414 shares owned by trusts for the benefit of Mr. Pew's grandchildren, over which Mr. Pew is sole trustee, and 60,000 shares purchasable by Mr. Pew upon the exercise of options.

(5)
The address of this shareholder is 222 West Adams Street, Chicago, IL 60606.

(6)
The Schedule 13G filed on April 9, 2009 by Mr. McGowan, our Chairman of the Board, reports that Mr. McGowan has a relationship with each of Granite Partners, L.L.C. ("Granite Partners"), Harmony Equity Income Fund L.L.C. ("Harmony") and Harmony Equity Income Fund II, L.L.C. ("Harmony II") such that he may be deemed to be the indirect beneficial owner of the securities held by such entities. In addition, Mr. McGowan has a relationship with Henkin-McGowan Investments, LLC ("HMI") such that he may be deemed to be the indirect beneficial owner of the warrants held by such entity. The number of shares reported herein as beneficially owned by Mr. McGowan includes the securities held by Granite Partners, Harmony, Harmony II and HMI. The address of this shareholder is 201 S. Phillips Ave., Ste 100, Sioux Falls, SD 57104.

(7)
Includes 15,128 shares owned by Granite Partners, 170,215 shares purchasable by Granite Partners upon the exercise of warrants, 60,000 shares purchasable by Mr. McGowan upon the exercise of options, 160,000 shares issuable upon conversion of a partially convertible 9% promissory note held by Harmony, 160,000 shares purchasable by Harmony upon the exercise of warrants that become exercisable on September 30, 2009, 160,000 shares issuable upon conversion of a partially convertible 9% promissory note held by Harmony II, 160,000 shares purchasable by Harmony II upon the exercise of warrants that become exercisable on September 30, 2009, and 5,158 shares purchasable by HMI upon the exercise of warrants.

(8)
Includes 384,292 shares purchasable upon the exercise of warrants, of which 213,747 are held by Dunham Capital Management, L.L.C. and 58,861 are held by Dunham Equity Management, L.L.C.

(9)
Includes 170,000 shares purchasable upon the exercise of options.

(10)
Includes 4,308 shares purchasable by Mr. Senske upon the exercise of warrants which expire on September 17, 2009 and 60,000 shares purchasable upon the exercise of options.

(11)
Includes 62,500 shares purchasable upon the exercise of options.

(12)
Represents shares purchasable upon the exercise of warrants, of which 12,545 are held by JNB Ventures, a family limited partnership.

(13)
Includes 5,421 shares purchasable upon the exercise of warrants.

(14)
Includes 7,482 shares purchasable upon the exercise of warrants held by H.O. Holdings—Granite Valley I, L.P.

(15)
Includes securities held by Brewing Ventures, Mr. Pew's spouse, trusts for the benefit of Mr. Pew's grandchildren, Granite Partners, Harmony, Harmony II, HMI, Dunham Capital Management, L.L.C., Dunham Equity Management, L.L.C, JNB Ventures and H.O. Holdings—Granite Valley I, L.P.

(16)
Includes 914,447 shares purchasable upon the exercise of warrants (including 320,000 shares purchasable upon the exercise of warrants that become exercisable on September 30, 2009), 320,000 shares upon conversion of a partially convertible 9% promissory note, and 899,667 shares purchasable upon the exercise of options.

SECTION 16(a) BENEFICIAL OWNERSHIP
REPORTING COMPLIANCE

        Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the U.S. Securities and Exchange Commission (the "SEC"). Such officers, directors and shareholders are required by the SEC to furnish us with copies of all such reports. To our knowledge, based solely on a review of copies of reports filed with the SEC during the last fiscal year, all applicable Section 16(a) filing requirements were met.

DIRECTORS AFTER THE TRANSACTION

Overview

        Under the terms of the debt conversion agreement, DHW has the right to appoint four members to the Company's board of directors. It is anticipated that, upon the closing of the Transaction, two of the Company's current directors, Arthur E. Pew III and James G. Gilbertson, would resign from our board; the remaining members of our board would increase the size of the board from five to seven members, as permitted under our bylaws, and would appoint Donald A. Dunham, Jr., Joel C. Longtin, John A. Pesicka and Todd W. Hanson (the "New Directors") to fill the board vacancies.

        Our directors serve until the next annual meeting of shareholders and until their respective successors are elected and duly qualified. There are no familial relationships between any of our directors, including the New Directors, or officers. Certain biographical information regarding our directors, including the New Directors, appears below. Certain of the New Directors have interests in certain of our restaurant leases and other transactions with our company, which are detailed under the caption "Certain Relationships and Related Transactions."

Name	Age	Principal Occupation	Position with Granite City	Director Since
Steven J. Wagenheim	55	President, Chief Executive Officer and Director of Granite City	President, Chief Executive Officer and Director	1997
Eugene E. McGowan	72	President and Chief Executive Officer of McGowan Capital Group	Chairman of the Board	2003
Bruce H. Senske	54	Vice President of Distribution of U.S. Oil Co., Inc. and Managing Director and Co-Founder of Genoa Business Advisors LLC	Director	1999
Donald A. Dunham, Jr.(1)	67	Chairman of the Board, Chief Executive Officer and Founder of The Dunham Company	Director	—
Joel C. Longtin(1)	49	President and Chief Executive Officer of JKL Enterprises, Inc. and Longtin Leasing, LLC	Director	—

Name	Age	Principal Occupation	Position with Granite City	Director Since
John A. Pesicka(1)	49	Partner of Blue Mountain Development, LLC	Director	—
Todd W. Hanson(1)	51	Entrepreneur	Director	—

(1)
To be appointed upon closing of the Transaction, pursuant to the terms of the debt conversion agreement.

Business Experience

        Steven J. Wagenheim, President, Chief Executive Officer and one of our directors, is also one of our founders. Mr. Wagenheim has over 30 years of hospitality industry experience as a corporate executive, owner/operator, manager and consultant for hotels, resorts, and individual and multi-unit restaurant operations. Mr. Wagenheim previously served as Chief Executive Officer and principal shareholder of New Brighton Ventures, Inc., an investment holding company that formerly operated a Champps Americana restaurant in New Brighton, Minnesota. Between 1989 and 1997, Mr. Wagenheim was involved in the expansion and operations of Champps restaurants, holding positions with Champps Entertainment, Inc., Champps Development Group, Inc. and Americana Dining Corporation.

        Eugene E. McGowan became one of our directors in January 2003 and Chairman of the Board in February 2009. Since 2001, Mr. McGowan has been President and Chief Executive Officer of McGowan Capital Group, a private equity company that invests in early to mid-stage regional companies. In 1985, he joined Piper Jaffray, Inc. and in 1999 was promoted to Chief Operating Officer of Individual Investor Services with US Bancorp Piper Jaffray where he directed the day-to-day activities of over one hundred branch offices.

        Bruce H. Senske became one of our directors in November 1999 and served as our Lead Director from May 2007 to February 2009. Mr. Senske has served as Vice President of Distribution of U.S. Oil Co., Inc. since November 2003, and Managing Director and co-founder of Genoa Business Advisors LLC, a management advisory firm, advising mid-market companies in the areas of operations, finance and organizational design and development, since February 2003. Between June 2001 and January 2003, Mr. Senske was a Managing Director and co-founder of Volition Advisory Group, LLC, a management advisory firm specializing in assisting companies in transition. From June 1998 until May 2001, Mr. Senske was a Managing Partner at Manchester Companies, a private investment and management-consulting firm.

        Donald A. Dunham, Jr. would become one of our directors upon the closing of this Transaction. Since 1982, Mr. Dunham has been the Chairman of the Board, Chief Executive Officer and founder of The Dunham Company, a real estate brokerage company specializing in commercial construction and leasing, property management and land development projects. Mr. Dunham is a partner in various real estate joint ventures and is currently an owner-manager of various land developments in South Dakota.

        Joel C. Longtin would become one of our directors upon the closing of this Transaction. Since January 2004, Mr. Longtin has been the President and Chief Executive Officer of JKL Enterprises, Inc. and Longtin Leasing, LLC, both of which are office equipment distribution and leasing companies. Mr. Longtin served as president of First American Bank in Sioux City, Iowa from November 2001 to January 2004. In addition, Mr. Longtin has held executive management positions in the banking, restaurant and franchising industries.

        John A. Pesicka would become one of our directors upon the closing of this Transaction. Since November 2001, Mr. Pesicka has been a partner of Blue Mountain Development, LLC, a hotel investment management company. From January 2009 to June 2009, Mr. Pesicka was the owner of Essential Business Services, Inc. DBA Padgett Business Services, a financial and tax service company.

From March 2006 to November 2008, Mr. Pesicka was the Director Business Development for VeraSun Energy Corporation, a publicly traded ethanol production company. Mr. Pesicka was the owner of Blue

Mountain Projects, LLC from November 2002 to June 2006, which was an entity that assisted the Company in the development and construction of 10 of our restaurants.

        Todd W. Hanson would become one of our directors upon the closing of this Transaction. Mr. Hanson owned and operated Todd's Phillips 66 gas station in Mobridge, South Dakota starting in 1976, which he grew into a multi-dimensional service business, until he sold the business in December 2006. Mr. Hanson currently has business partnerships and investment real estate holdings in a variety of commercial businesses, including hotels, retail shops, restaurants, apartments, industrial and office spaces.

 CORPORATE GOVERNANCE

Overview

        Our board of directors represents the interests of our shareholders as a whole and is responsible for directing the management of our business and affairs, as provided by Minnesota law. The board of directors held ten meetings in fiscal year 2008. In addition to meetings of the full board, directors also attended committee meetings. Each director attended at least 75% of all of the meetings of the board and of those committees on which he served.

        The board is now comprised of a majority of independent directors as defined in Rule 5605(a)(2) (formerly Rule 4200(a)(15)) of the Marketplace Rules of the NASDAQ Stock Market, and we expect that it will continue to be comprised of a majority of independent directors after the Transaction. In this regard, the board has affirmatively determined that, among the current directors and New Directors, Messrs. McGowan, Pew, Senske, Longtin and Pesicka are independent directors under that rule. In addition to reviewing the matters discussed under "Certain Relationships and Related Transactions," our board determined that Mr. Pesicka's affiliation during 2006 with Blue Mountain Projects, L.L.C., an entity that assisted in the construction of some of our restaurants, did not prevent it from reaching a determination that Mr. Pesicka is independent under the NASDAQ Rules. Mr. Wagenheim, our President and Chief Executive Officer, Donald A. Dunham, Jr., and Todd W. Hanson are not independent directors.

        The independent members of the board have regularly scheduled meetings at which only independent directors are present, known as executive sessions. Our Chairman maintains an active, ongoing and collaborative relationship with our Chief Executive Officer. He schedules and presides at executive sessions of our independent directors and gives our Chief Executive Officer feedback on the matters discussed. He participates with our Chief Executive Officer in preparation for board and committee meetings, including suggesting agenda items. He also provides a supplemental channel for communications between board members and our Chief Executive Officer.

        We have adopted a Code of Business Conduct and Ethics that is applicable to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions) and directors. Our Code of Business Conduct and Ethics satisfies the requirements of Item 406(b) of Regulation S-K and applicable NASDAQ Marketplace Rules. Our Code of Business Conduct and Ethics is posted on our internet website at www.gcfb.net and is available, free of charge, upon written request to our Chief Financial Officer at 5402 Parkdale Drive, Suite 101, Minneapolis, MN 55416. We intend to disclose any amendment to or waiver from a provision of our Code of Business Conduct and Ethics that requires disclosure on our website at www.gcfb.net.

Committees

        The board of directors has an audit committee, a compensation committee, a corporate governance and nominating committee and an executive committee. With the exception of the executive committee, each committee consists solely of members who are independent as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market. Further information regarding the independence of our directors for service on our board's committees appears in the committee discussions below.

        The following table shows the current membership of the committees. Decisions have not been made at this time as to the committee assignments of the New Directors or any changes to the committee assignments of continuing directors after the closing of the Transaction. Committee assignments will ensure that each member of our audit, compensation, and corporate governance and nominating committee is independent, as required under NASDAQ and SEC rules.

Name	Audit		Compensation		Corporate Governance and Nominating		Executive		Independent Director
Steven J. Wagenheim							X
James G. Gilbertson(2)
Eugene E. McGowan	X		X	(1)	X		X	(1)	X
Arthur E. Pew III(2)	X		X		X				X
Dermot F. Rowland(3)	X	(3)			X	(1)(3)			X
Bruce H. Senske	X	(1)	X		X	(1)	X		X

(1)
Denotes committee chairperson.

(2)
Mr. Gilbertson and Mr. Pew will resign from our board upon closing of the Transaction.

(3)
Mr. Rowland served on our board until June 2009.

        Each of the audit committee, the compensation committee and the corporate governance and nominating committee has adopted and operates under a written charter. Each such committee regularly reviews and makes recommendations to the board about changes to its charter. Current copies of the committee charters may be found on our website at www.gcfb.net and are available in print upon written request to our Chief Financial Officer at Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416.

        The audit committee meets throughout the year, with regularly scheduled meetings. Additional meetings, either by phone or in person, are called when deemed necessary or desirable. The compensation committee, the corporate governance and nominating committee and the executive committee meet as needed. The chairperson of each committee, with the advice and consultation of management and the committee's outside advisors, if any, sets the committee's annual calendar and the agenda for each meeting. Committee members receive materials related to the topics on the agenda prior to each meeting.

Audit Committee Matters

        Our audit committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of our audit committee are Messrs. McGowan, Pew and Senske. Each member of our audit committee is independent as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market and Exchange Act Rule 10A-3. Further, no member of our audit committee participated in the preparation of the financial statements of our company or any current subsidiary of our company at any time during the past three years.

        Pursuant to our listing agreement with the NASDAQ Stock Market, each member of our audit committee is able to read and understand fundamental financial statements, including an issuer's balance sheet, income statement, and cash flow statement and at least one member of the committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication. In addition, our board of directors has determined that Bruce H. Senske is an audit committee financial expert as such term is defined by Item 407(d)(5) of Regulation S-K.

        The audit committee is responsible for (a) assisting the board in fulfilling its responsibility to oversee (1) the accounting and financial reporting processes of our company and the audits of our company's financial statements, including the integrity of our company's financial statements, (2) our company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of our company's independent registered public accounting firm, and (b) preparing the audit committee report that is required by the rules of the SEC to be included in our company's annual proxy statement. The audit committee met four times during fiscal year 2008.

Audit Committee Report

        Our audit committee has:

  •
  reviewed and discussed with management the audited financial statements with respect to the fiscal year ended December 30, 2008;

  •
  discussed with Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and

  •
  received the written disclosures and the letter from Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communication with the audit committee concerning independence, and discussed with Schechter, Dokken, Kanter, Andrews & Selcer, Ltd. its independence.

        Based on the above-referenced review and discussions, the audit committee recommended to the board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 30, 2008 for filing with the SEC.

/s/ EUGENE E. MCGOWAN /s/ DERMOT F. ROWLAND /s/ BRUCE H. SENSKE, Chairman The Audit Committee

Compensation Committee Matters

        The members of the compensation committee are Messrs. McGowan, Pew and Senske. Each member of our compensation committee is independent as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market, is a non-employee director as defined by the SEC, and is an outside director as defined by the Internal Revenue Code.

        The compensation committee is responsible for discharging the board's responsibilities relating to compensation of our company's executives, producing a report on executive compensation for inclusion in our company's annual proxy statement, and overseeing and advising the board on the adoption of policies that govern our company's compensation programs, including stock and benefit plans.

Compensation Committee Procedures

        The compensation committee's specific duties and responsibilities are to:

        Review the philosophy, objectives, structure, cost and administration of our company's compensation and benefit programs.

        Review trends in compensation and benefit programs, and when appropriate oversee and approve, or recommend for the board's approval, the revision of existing or the development of new compensation and benefit programs.

        Annually review and approve for the officers designated as Section 16 officers for purposes of the Exchange Act (collectively the "Section 16 Officers") all elements of compensation, including base salary, bonuses and incentive compensation. Approve entry into or modification of employment agreements between our company and any officer and any severance or termination packages with any officer.

        Annually approve the goals and objectives for the Section 16 Officers. Annually evaluate the performance of the Section 16 Officers in light of their approved goals and objectives. The results of the annual performance evaluations will be considered by the committee in setting base salary and other compensation. No Section 16 Officer may be present during deliberations or voting concerning his or her compensation.

        Review and discuss with the board and the Section 16 Officers succession plans for the Section 16 Officers and the development of other officers and employees.

        Review and make recommendations to the board concerning long-term incentive compensation plans, including the use of equity-based plans. Except as otherwise delegated by the board, the committee will act on behalf of the board as the "Committee" established to administer equity-based and employee benefit plans, and as such will discharge any responsibilities imposed on the committee under those plans, including making and authorizing grants, in accordance with the terms of those plans.

        Review periodic reports from management on matters relating to our company's personnel appointments and practices.

        If required by applicable SEC rules and regulations, produce a committee report for our annual proxy statement in compliance with such rules and regulations and relevant listing authority.

        If required by applicable SEC rules and regulations, review and discuss with management the Compensation Discussion and Analysis and, based on such review and discussion, determine whether to recommend to the Board that the Compensation Discussion and Analysis be included in our annual proxy statement in compliance with such rules and regulations and relevant listing authority.

        Annually review the compensation committee's charter and recommend to the board any appropriate or necessary revisions.

        Annually evaluate the committee's performance.

        The compensation committee met three times during fiscal year 2008. In addition, the committee took action by written consent during fiscal year 2008. Actions taken at a meeting or in writing during fiscal year 2008 included:

        Granting stock options under our Amended and Restated Equity Incentive Plan;

        Recommending a Partner Stock Option Program to reward the service of certain non-officer employees; and

        Establishing the compensation for our Chief Operating Officer.

        The compensation committee has the resources and authority necessary to discharge its duties and responsibilities. The committee has sole authority to retain and terminate its outside counsel, compensation consultants retained to assist the committee in determining the compensation of the Chief Executive Officer or senior executive officers, or other experts or consultants, as it deems appropriate, including sole authority to approve such firms' fees and other retention terms. Any communications between the committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of our company and the committee will take all necessary steps to preserve the privileged nature of those communications.

        Our Chief Executive Officer and our Chief Financial Officer assist the committee from time to time by advising on a variety of compensation matters as it relates to other executive officers. For example, Messrs. Wagenheim and Gilbertson assist with the determination of eligibility for salary increases and awards of bonuses, the negotiation of employment agreements, and the analysis of achievement of relevant performance metrics. Messrs. Wagenheim and Gilbertson also assist the committee by identifying employees eligible for equity awards.

Corporate Governance and Nominating Committee Matters

        The members of the corporate governance and nominating committee are Messrs. McGowan, Pew and Senske. Each member of our corporate governance and nominating committee is independent as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market.

        The corporate governance and nominating committee is responsible for monitoring the implementation, operation and adequacy of our corporate governance guidelines, overseeing the board's annual reviews of director independence and the board's performance, overseeing the board's processes for evaluation of management, identifying, reviewing and evaluating candidates for election as director, advising the board with respect to other matters relating to its governance, and carrying out such other tasks as the board may from time to time delegate to the committee. The corporate governance and nominating committee met twice during fiscal year 2008.

Corporate Governance and Nominating Committee Procedures

        The corporate governance and nominating committee identifies, reviews and evaluates candidates for election as director who meet the standards set forth in our company's corporate governance guidelines. The committee does not evaluate proposed nominees differently depending upon who has made the recommendation; however, the committee may consider, as one of the factors in its evaluation of shareholder recommended nominees, the size and duration of the interest of the recommending shareholder or shareholder group in the equity of our company. The committee has not to date paid any third party a fee to assist in the nomination process.

        The committee may consider nominees suggested by directors, management and shareholders. It is the committee's view that the continuing service of qualified incumbents promotes stability and continuity in the boardroom. However, prior to nominating an existing director for re-election to the board, the committee will consider and review an existing director's qualifications and performance. Where there is no qualified and available incumbent, or where there is a vacancy or a desire to increase the size of the board, the committee will identify and evaluate new candidates. The committee will solicit recommendations for nominees from persons that it believes are likely to be familiar with qualified candidates. These persons may include members of the board and management. The committee may also determine to engage a professional search firm. Based upon all available information, the committee recommends to the board candidates who, in the view of the committee, are most suited for board membership.

        In making its selections, the committee will also evaluate candidates proposed by shareholders. The committee may choose not to consider an unsolicited recommendation if no vacancy exists on the board and the committee does not perceive a need to increase the size of the board. The committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Shareholder Nomination Procedures

        To submit a recommendation of a director candidate to the corporate governance and nominating committee, a shareholder must submit the following information in writing, addressed to the Chairman of the corporate governance and nominating committee, care of the Vice President of Finance and Secretary, at the principal executive office of Granite City Food & Brewery Ltd.:

  (1)
  The name and address of the person recommended as a director candidate;

  (2)
  All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Exchange Act Regulation 14A;

  (3)
  The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

  (4)
  As to the shareholder making the recommendation, the name and address, as they appear on the books of Granite City Food & Brewery Ltd., of such shareholder; provided, however, that if the shareholder is not a registered holder of common stock, the shareholder must submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the common stock and a representation that the shareholder intends to appear in person or by proxy to make the nomination; and

  (5)
  A statement disclosing whether such shareholder is acting with or on behalf of any other person and, if applicable, the identity of such person, and a description of all arrangements and understandings between the shareholder, the person recommended as a director candidate and any other person(s) pursuant to which the recommendation is being made.

        In order for a director candidate to be considered for nomination at the annual meeting of shareholders, the recommendation must be received by the committee in accordance with the company's bylaws, SEC rules, and the following process. For the 2010 annual meeting of shareholders, if a shareholder wishes to present a proposal for consideration for inclusion in the proxy materials, the proposal must sent by certified mail, return receipt requested, and must be received at the executive offices of Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Monica A. Underwood, Vice President of Finance and Secretary, no later than January 12, 2010. All proposals must conform to the rules and regulations of the SEC. Under SEC rules, if a shareholder notifies us of his or her intent to present a proposal for consideration at the next annual meeting of shareholders after March 28, 2010, we, acting through the persons named as proxies in the proxy materials for such meeting, may exercise discretionary authority with respect to such proposal without including information regarding such proposal in our proxy materials.

        Our bylaws provide that in order for a shareholder to nominate a candidate for election as a director at an annual meeting of shareholders, the shareholder must generally notify us in writing at our principal address not later than 90 days in advance of such meeting. A copy of our bylaws may be obtained from Monica A. Underwood, Vice President of Finance and Secretary, by written request to our principal address.

Minimum Qualifications

        The committee believes that members of the board must possess certain basic personal and professional qualities in order to properly discharge their fiduciary duties to shareholders, provide effective oversight of management, and monitor adherence to principles of sound corporate governance. It is therefore the policy of the committee that all persons nominated to serve as a director of our company should possess the following minimum qualifications: personal integrity and ethical character; absence of conflicts of interest; fair and equal representation of our company's constituencies; demonstrated achievement in one or more fields; ability to function effectively in an oversight role; business understanding; and availability.

        In approving candidates, the committee will also assure that: at least a majority of the directors are independent; as many as possible of the directors satisfy the financial literacy requirements for service on the audit committee; at least one of the directors qualifies as an audit committee financial expert; at least some of the independent directors have experience as senior executives of a public or substantial private company; and at least some of the independent directors have general familiarity with our company's industry.

        Further, the committee will seek to promote through the nomination process an appropriate diversity on the board of professional background, experience, expertise, perspective, gender, ethnicity and country of citizenship.

Executive Committee Matters

        Our executive committee consists of two independent directors as defined in Rule 5605(a)(2) of the Marketplace Rules of the NASDAQ Stock Market, and our Chief Executive Officer. Pursuant to our Bylaws, when the board of directors is not in session, the executive committee has all power vested in the board of directors by law, by the Articles of Incorporation, or by the Bylaws. The executive committee reports at the next regular or special meeting of the board of directors all action which the executive committee may have taken on behalf of the board since the last regular or special meeting of the board of directors. The executive committee took action by written consent during fiscal year 2008.

Communications with Board Members

        Our board of directors has provided the following process for shareholders and interested parties to send communications to our board and/or individual directors. All communications should be addressed to Granite City Food & Brewery Ltd., 5402 Parkdale Drive, Suite 101, Minneapolis, Minnesota 55416, Attention: Chief Financial Officer. Communications to individual directors, including our Chairman, may also be made to such director at our company's address. All communications sent to a member of the audit committee or to any individual director will be received directly by such individual and will not be screened or reviewed by any company personnel. Any communications sent to the board in the care of the Chief Financial Officer will be reviewed by the Chief Financial Officer to ensure that such communications relate to the business of the company before being reviewed by the board.

Board Member Attendance at Annual Meetings

        All of our directors are expected to attend the annual meeting of shareholders. We generally hold a board meeting coincident with the shareholders' meeting to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All of our directors attended the 2009 annual meeting of shareholders with the exception of Mr. Senske.

NON-EMPLOYEE DIRECTOR COMPENSATION

        Our non-employee directors receive (1) an annual retainer of $10,000, paid quarterly on the first day of each quarter, and (2) $500 per meeting for attending board meetings, committee meetings and the annual meeting of shareholders. In 2008, our Lead Director received an additional annual retainer in the amount of $5,000. In April 2009, we eliminated the position of Lead Director retroactive to February 9, 2009. We determined that we no longer needed to have a Lead Director given the separation of the roles of Chairman and Chief Executive Officer. Currently, we do not pay a fee to our Chairman for his services as chairman of our board. The Chairmen of our audit committee and compensation committee each receive an additional annual retainer of $5,000. The Chairman of our corporate governance and nominating committee receives an additional annual retainer of $2,500.

        In addition, non-employee directors also receive automatic awards of stock options for the purchase of 15,000 shares of common stock per year under our Amended and Restated Equity Incentive Plan. Such awards, which become exercisable in full on the first anniversary of the date of grant, have a ten-year term.

        Compensation of our non-employee directors during 2008 appears in the following table.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(a)	Total ($)
Eugene E. McGowan	23,500	23,558	47,058
Arthur E. Pew III	16,500	22,277	38,777
Dermot F. Rowland	19,500	21,369	40,869
Bruce H. Senske	28,500	19,162	47,662

(a)
Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2008 for stock options in accordance with FAS 123R. Our non-employee directors held the following unexercised options at fiscal year end 2008. Each option is exercisable in full on the first anniversary of the date of grant.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Eugene E. McGowan	15,000	0	3.98	1/1/2009
	15,000	0	4.90	1/1/2010
	15,000	0	4.74	1/1/2011
	15,000	0	5.12	1/1/2012
	—	15,000	2.66	1/1/2018
Arthur E. Pew III	15,000	0	4.25	8/18/2009
	15,000	0	5.00	8/18/2010
	15,000	0	4.00	8/18/2011
	15,000	0	4.53	8/18/2017
	0	15,000	1.22	8/18/2018
Dermot F. Rowland	15,000	0	4.91	5/27/2009
	15,000	0	3.41	5/27/2010
	15,000	0	4.16	5/27/2011
	15,000	0	5.965	5/27/2012
	0	15,000	1.92	5/27/2018
Bruce H. Senske	15,000	0	5.019	11/26/2009
	15,000	0	4.97	11/26/2010
	15,000	0	5.24	11/26/2011
	15,000	0	3.34	11/26/2017
	0	15,000	0.3901	11/26/2018

 EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth information concerning the compensation of our named executive officers for fiscal years 2008 and 2007. Named executive officers who serve as directors receive no additional compensation for such service.

Name and Principal Position	Year	Salary ($)(a)	Option Awards ($)(b)	Non-Equity Incentive Plan Compensation ($)(c)	All Other Compensation ($)(d)	Total ($)
Steven J. Wagenheim	2008	305,769	101,749	1,733	82,803	492,054
President, Chief Executive Officer and Director	2007	293,475	241,395	13,860	57,583	606,313
James G. Gilbertson(e)	2008	229,327	104,797	1,160	4,281	339,565
Chief Financial Officer and Director	2007	16,690	264,689	1,547	35,999	318,925
Darius H. Gilanfar(f)	2008	201,857	94,870	2,072	6,115	304,914
Chief Operating Officer	2007	46,965	42,717	2,475	2,532	94,689

(a)
As of February 20, 2009, the named executive officers set forth above had the following annual base salaries: Mr. Wagenheim, $300,000; Mr. Gilbertson, $225,000; and Mr. Gilanfar, $202,860.

(b)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the applicable fiscal year for stock options in accordance with FAS 123R. The assumptions made in the valuation are those set forth in Note 1 to the consolidated financial statements under the caption "Stock-based compensation." During fiscal year 2008, Mr. Gilbertson forfeited an option to purchase 15,000 shares of common stock. Such forfeiture had no effect on compensation expense for financial statement reporting purposes in accordance with FAS 123R as such option was fully vested in 2004. There were no other forfeitures of stock options by our named executive officers during fiscal year 2008.

(c)
Represents annual incentive compensation earned under our non-equity incentive plan. Awards under this plan are paid quarterly with a final reconciliation in the year following the year in which they are earned. Further information regarding such plan appears below in the subsection captioned "Components of Executive Officer Compensation."

(d)
All other compensation for fiscal year 2008 was as follows:

Name	Car Allowance	Guaranty Fees Earned (as described in Certain Relationships and Related Transactions)	Total
Steven J. Wagenheim	7,803	75,000	82,803
James G. Gilbertson	4,281	0	4,281
Darius H. Gilanfar	6,115	0	6,115
(e)
James G. Gilbertson became an employee of our company in November 2007.

(f)
Darius H. Gilanfar became an employee of our company in September 2007.

Components of Executive Officer Compensation

        Base Salary.    Named executive officers receive a base salary to compensate them for services rendered throughout the year. Base salary is intended to recognize each officer's responsibilities, role in the organization, experience level, and contributions to the success of our company. The compensation committee sets base salaries for the named executive officers at or above market level for the industry based on our benchmarking data.

        Pursuant to the terms of our employment agreement with our named executive officers, the compensation committee reviews individual performance and base salary level each year. In general, the compensation committee has the sole discretion to increase (but not decrease) the base salaries of our named executive officers.

        Stock Option Awards.    The compensation committee grants stock options to our named executive officers to provide additional incentives to maximize our company's share value, and to make equity ownership an important component of executive compensation. Stock option award levels are determined based on market data, and vary based on an individual's position within our company, time at our company, and contributions to our company's performance. Stock options are granted at the closing market price of our common stock on the date of grant and vest over time. Stock options are granted from time to time based on the recommendation of our Chief Executive Officer.

        Annual Incentive Compensation.    Our named executive officers receive annual incentive compensation to reward achievement of our key financial performance goals. These annual key financial performance goals are sales, restaurant-level EBITDA, general and administrative cost control, and earnings per share. They are based on annual operating budgets established by management and submitted to our board of directors for review. Annual incentive compensation is paid in cash. The targeted amounts for annual incentive compensation are set at or above market level for the industry based on our benchmarking data.

        Annual incentive compensation for our named executive officers during 2008 was paid in accordance with our non-equity incentive plan. Our non-equity incentive plan provides for quarterly bonuses based on our company's financial performance, within minimum and maximum ranges. We weigh financial metrics differently for our named executive officers, depending on the different behaviors we are seeking to incentivize. Our compensation committee can, at its discretion, adjust awards based on the executive's individual performance. The payouts for fiscal year 2008 were based on year-to-date metrics tied to the annual operating budget approved by our board of directors. Fifty percent of the quarterly bonuses are held in reserve, subject to verification of our company's performance after audited financial results become available.

Employment Agreements with Named Executive Officers

        Steven J. Wagenheim.    In June 2005, we entered into a three-year employment agreement with Steven J. Wagenheim, our President and Chief Executive Officer, who also is one of our directors. In April 2007, we amended the compensatory arrangements under the agreement to provide for an annual base salary of $300,000, commencing April 1, 2007. Mr. Wagenheim's non-equity incentive compensation for 2008 was to range from $0 to $197,400 based on performance. Our company and Mr. Wagenheim have agreed to continue operating under the terms of this agreement, which was amended in December 2008 to comply with the requirements of Section 409A of the Internal Revenue Code, until such time as a new agreement becomes effective.

        Mr. Wagenheim's employment agreement provides that upon his involuntary termination without cause within 12 months following a change in control of our company, as defined in the agreement; his voluntary termination for good reason in anticipation of a change in control; or if his employment is terminated by the Company without cause or by Mr. Wagenheim for good reason, each as defined in the agreement, he would be entitled to receive from our company a lump sum severance payment equal to 18 months of salary. In addition, we would be obligated to pay on Mr. Wagenheim's behalf the premiums applicable to his continuation of health and dental insurance benefits that he elects under COBRA, for up to 12 months. The employment agreement also provides that such termination would cause the immediate vesting of any unvested stock options then held by Mr. Wagenheim. However, as of December 30, 2008, the exercise price of Mr. Wagenheim's unvested options was greater than the stock price on such date. As a result, the acceleration of vesting would not result in a payment to Mr. Wagenheim as of December 30, 2008. Furthermore, Mr. Wagenheim has agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain noncompetition and nonrecruitment provisions during the term of his employment and for a period of one year thereafter.

        James G. Gilbertson.    In November 2007, we entered into an employment agreement with James G. Gilbertson providing for his employment as our Chief Financial Officer and principal accounting officer, on an at-will basis at an annual base salary of $225,000. We also granted Mr. Gilbertson a stock option for the purchase of 175,000 shares of common stock, vesting over a two-year period, upon the commencement of his employment. He also is entitled to participate in performance-based cash bonus or equity award plans for senior executives based upon goals established by our board or compensation committee after reasonable consultation with him. He may be eligible to receive non-equity incentive compensation of up to 50% of his base salary. Mr. Gilbertson's employment agreement also was amended in December 2008 to comply with the requirements of Section 409A of the Internal Revenue Code.

        Mr. Gilbertson's employment agreement provides for provisions of termination with and without cause by us and for good reason by Mr. Gilbertson and for the payment of a lump sum severance payment from our company equal to 12 months of base salary upon termination of employment resulting from a change in control of our company, or if Mr. Gilbertson is terminated without cause. In addition to the foregoing severance payments, we have agreed to pay or reimburse Mr. Gilbertson for medical (COBRA) benefits for the period covered by the severance payments. In addition, Mr. Gilbertson has agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain noninterference and nonrecruitment provisions during the term of his employment and for a period of two years thereafter.

        Darius H. Gilanfar.    In December 2008, we entered into an employment and severance agreement with Darius H. Gilanfar providing for his continued employment as our Chief Operating Officer on an at-will basis at an annual base salary of $202,860. He also is entitled to participate in employee benefit plans, policies, programs, perquisites and arrangements that are provided generally to similarly situated executive employees of our company.

        Mr. Gilanfar's employment agreement provides for the payment of severance pay equal to 12 months of monthly base salary if (1) his employment is terminated by our company without cause (other than due to death or disability); or (2) there has been a change of control of our company, and (a) he is an active and full-time employee at the time of the change in control, and (b) within 12 months following the date of the change of control, his employment is involuntarily terminated for any reason other than for cause or death or disability. In addition to the severance payment, we would pay Mr. Gilanfar a pro-rated bonus due him pursuant to any bonus plan or arrangement in which he participates at the time of the termination of his employment. Such bonus would be reduced by the amount of cash severance benefits to which Mr. Gilanfar may be entitled pursuant to any other cash severance plan, agreement, policy or program. In addition, Mr. Gilanfar has agreed to certain nondisclosure provisions during the term of his employment and any time thereafter, and certain non-competition and non-recruitment provisions during the term of his employment and for a period of 12 months thereafter.

 Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information concerning outstanding equity awards held by our named executive officers at fiscal year-end 2008:

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven J. Wagenheim	20,000	(a)	0	4.00	12/14/2009
	25,000	(b)	0	1.65	12/30/2011
	30,000	(c)	0	2.45	2/11/2013
	50,000	(d)	0	3.62	10/24/2013
	150,000	(e)	0	4.31	3/15/2015
	100,000	(f)	0	4.23	2/22/2016
	33,333	(g)	66,667	6.20	4/13/2017
James G. Gilbertson	15,000	(h)	0	5.019	11/26/2009
	15,000	(h)	0	4.97	11/26/2010
	15,000	(h)	0	5.24	11/26/2011
	125,000	(i)	50,000	3.58	11/29/2017
Darius H. Gilanfar	0	(d)	25,000	1.99	06/17/2018
	0	(d)	25,000	1.75	07/24/2018
	25,000	(d)	75,000	4.22	09/24/2017

(a)
This option became exercisable for one-half of the shares purchasable thereunder on the first anniversary of the date of grant and in full on the second anniversary of the date of grant.

(b)
This option became exercisable in full on the date of grant.

(c)
This option became exercisable for one-fourth of the shares purchasable thereunder on the date of the grant, one-half of the shares purchasable thereunder on the first anniversary of the date of grant, three-fourths of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(d)
This option is exercisable for one-fourth of the shares purchasable thereunder on the first anniversary of the date of grant, one-half of the shares purchasable thereunder on the second anniversary of the date of grant, three-fourths of the shares purchasable thereunder on the third anniversary of the date of grant and in full on the fourth anniversary of the date of grant.

(e)
This option became exercisable for one-half of the shares purchasable thereunder on the date of grant, five-sixths of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(f)
This option became exercisable in full on December 31, 2006.

(g)
This option is exercisable for one-third of the shares purchasable thereunder on the first anniversary of the date of grant, two-thirds of the shares purchasable thereunder on the second anniversary of the date of grant and in full on the third anniversary of the date of grant.

(h)
This option became exercisable in full on the first anniversary of the date of grant.

(i)
This option is exercisable for three-sevenths of the shares purchasable thereunder on the date of grant, five-sevenths of the shares purchasable thereunder on the first anniversary of the date of grant and in full on the second anniversary of the date of grant.

 Potential Payments upon Termination or Change in Control

        Under their employment agreements, upon the termination of a named executive officer or change in control of our company, a named executive officer may be entitled to payments or the provision of other benefits, depending on the triggering event. The potential payments for the triggering events for Mr. Wagenheim were determined during the negotiation of his employment agreement in 2005, as amended in 2008. The compensation committee believes that the potential payments for the triggering events for Messrs. Wagenheim, Gilbertson and Gilanfar, as set forth in their employment agreements, are in line with current compensation trends. The events that would trigger a named executive officer's entitlement to payments or other benefits upon termination or a change in control, and the value of the estimated payments and benefits are described in the following table, assuming a termination date and, where applicable, a change in control date of December 30, 2008, and a stock price of $0.311 per share, which was the price of one share of our common stock on such date:

	Steven J. Wagenheim	James G. Gilbertson	Darius H. Gilanfar
Involuntary Termination without Cause, or Voluntary Termination for Good Reason, not upon a Change in Control
Severance	450,000	225,000	202,860
COBRA Continuation Payments	10,092	10,092	10,092

Total:	460,092	235,092	212,952

Involuntary Termination without Cause, or Voluntary Termination for Good Reason, within 12 months of Change in Control
Severance	450,000	225,000	202,860
COBRA Continuation Payments	10,092	10,092	10,092

Total:	460,092	235,092	212,952

Amended and Restated Equity Incentive Plan

        In December 2008, our shareholders approved our Amended and Restated Equity Incentive Plan to, among other things, expand the forms of incentive compensation that may be awarded, revise the formula pursuant to which shares are added to the plan each year and specify the material terms of the performance goals under the plan. The Amended and Restated Equity Incentive Plan provides that involuntary termination of any optionee in connection with a change in control will cause the immediate vesting of any unvested stock options then held by the optionee. As noted above, Mr. Wagenheim has a similar provision in his employment agreement. However, as of December 30, 2008, the exercise price of the outstanding unvested options held by our named executive officers was greater than the stock price on such date. As a result, the acceleration of vesting would not result in a payment to our named executive officers as of December 30, 2008.

Changes to Executive Compensation Upon Closing of the Transaction

        Upon the closing of the Transaction, we expect that our company and three of our executive officers, Steven J. Wagenheim, James G. Gilbertson and Darius Gilanfar, will enter into amendments to their existing employment agreements which will provide that each will have employment for a term of one year, and will be entitled to severance benefits that include one year of base compensation if employment is terminated without cause, in addition to the balance of the one-year term, if terminated prior to the end of such term. The employment agreements are automatically extended for one year terms unless either our company or the executive gives at least 60 days notice to the other of an intent not to extend. In addition, Mr. Wagenheim's employment agreement will be amended to reduce his severance benefit from 18 months to 12 months.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Transactions with Related Persons

        Our audit committee is responsible for reviewing any proposed transaction with a related person. In April 2007, our board of directors adopted a written policy for the review and approval of related person transactions requiring disclosure under Rule 404(a) of Regulation S-K. This policy states that the audit committee is responsible for reviewing and approving or disapproving all interested transactions, which are defined as any transaction, arrangement or relationship in which (a) the amount involved may be expected to exceed $120,000 in any fiscal year, (b) our company will be a participant, and (c) a related person has a direct or indirect material interest. A related person is defined as an executive officer, director or nominee for director, or a greater than five percent beneficial owner of our company's common stock, or an immediate family member of the foregoing. The policy deems certain interested transactions to be pre-approved, including the employment and compensation of executive officers, compensation paid to directors, and the guarantee fees we pay to Steven J. Wagenheim, our President, Chief Executive Officer, one of our directors and the beneficial owner of approximately 9.2% of our common stock, as described below. All future transactions between us and our executive officers, directors and principal shareholders and their affiliates will be approved by our audit committee pursuant to the foregoing policy.

        Between May 2009 and September 9, 2009, a committee of our board composed of our three independent directors, Eugene E. McGowan, Bruce H. Senske and Arthur E. Pew III (the "independent committee") reviewed the proposed debt conversion agreement and related proposed transactions with DHW. The independent committee considered the fact that Steven J. Wagenheim had at the time a membership interest in DHW. Our board authorized the independent committee to act on behalf of our board of directors in connection with the review and the negotiation of the terms of the debt conversion agreement with DHW. The debt conversion agreement was approved by the audit committee under our related person transaction policy, the independent committee, and our Board as a whole. The audit committee also considered and ratified the other transactions and relationships between our company and the New Directors, as detailed below, under our related person transaction policy.

        Our board also determined that because of the magnitude of the Transaction and the fact that it would involve a change of control of the Company, it would condition approval of the Transaction upon the receipt of a fairness opinion from an investment banking firm. Our company had a preexisting engagement letter with KeyBanc Capital Markets for certain investment banking services. By letter dated September 16, 2009, we entered into a new engagement letter with KeyBanc to assist us in connection with a variety of potential transactions and to provide a fairness opinion, when requested. We have requested that KeyBanc evaluate the fairness, from a financial point of view, of the debt conversion. On September 20, 2009, a special meeting of the board of directors was held at which KeyBanc rendered to the board of directors an oral opinion, which was confirmed by delivery of a written opinion dated the same date, to the effect that as of September 20, 2009, and based upon and subject to the matters set forth in its opinion, the consideration received by us pursuant to the debt conversion agreement was fair, from a financial point of view to the Company.

Agreements with Dunham-Affiliated Entities

Overview

        In addition to the Transaction, our company has previously entered into various transactions with DHW, Dunham Capital Management, LLC ("DCM") and Dunham Equity Management, LLC ("DEM"), which are all entities affiliated with Donald A. Dunham, Jr.

        The members of DHW are Donald A. Dunham, Jr., Charles J. Hey and Steven J. Wagenheim. We have historically treated DHW as a related person because Steven J. Wagenheim, the President, Chief Executive Officer and a director of our company and beneficial holder of approximately 9.2% of its common stock, holds a 10.2% voting interest in DHW. Mr. Wagenheim also has agreed to personally guarantee 20% of DHW's indebtedness to its lenders, for which we pay Mr. Wagenheim no guarantee fee. Mr. Wagenheim is prohibited from receiving any distribution of cash and allocations of profit and loss from DHW. The company has been advised that an agreement has been reached among the members of DHW for the termination and redemption of Mr. Wagenheim's interest in DHW. He will no longer be obligated to guaranty any of DHW's obligations to banks and will have no interest of any kind in DHW. Mr. Wagenheim will not be entitled to receive any of the shares of common stock issuable to DHW or any other benefit from the transaction.

        One of the New Directors, Donald A. Dunham, Jr., is one of the two principals of DHW, the sole member of DCM and a 70% owner in DEM. DCM and DEM are entities that either are the landlord or the general partner in various limited partnerships which own real estate leased to our company. Mr. Dunham also owns a limited partnership interest in one of the limited partnerships as an individual (see table below).

Restaurant Leases

        Donald A. Dunham, Jr. holds interests, directly and indirectly, in the leases of eighteen of our company's restaurants, as follows:

	Location/Address	Owner/ Landlord Name	General Partner	Dunham Percentage	Annual Rent
1	Granite City—Des Moines, IA 12801 University Ave., Clive, IA	GC Des Moines LP	DEM	21.20%	$294,000.00

2	Granite City—Davenport, IA 5280 Utica Road, Davenport, IA	GC Cedar Rapids/ Davenport LP	DEM	7%	$341,250.00

3	Granite City—Lincoln, NE 6150 "O" Street, Lincoln, NE	GC Lincoln LP	DEM	7%	$168,000.00	(3)

4	Granite City—Wichita, KS 2244 N. Webb Road, Wichita, KS	GC Wichita LP	DCM	13.43%	$336,000.00

5	Granite City—Eagan, MN 3330 Pilot Knob Road, Eagan, MN	GC Eagan LP	DEM	17.42%	$396,375.00

6	Granite City—Zona Rosa, MO 8461 Prairie View Road, Kansas City, MO	GC Holdings LP	DEM	17.71%	$446,250.00

7	Granite City—Olathe, KS 15085 W. 119th Street, Olathe, KS	GC Olathe LP	DEM	14.61%	$414,750.00

8	Granite City—Omaha, NE 1001 N. 102nd Street, Omaha, NE	GC Omaha LP	DEM	37%	$220,500.00	(3)

9	Granite City—Rosedale, MN 10 Rosedale Center, Roseville, MN	GC Rosedale, LLC	Single member LLC(1)	100%	$115,500.00	(3)

10	Granite City—Creve Coeur, MO 11411 Olive Street Rd., St. Louis, MO	DCM	Single member LLC	100%	$150,000.00	(3)

11	Granite City—Fort Wayne, IN 3809 Coldwater Road, Fort Wayne, IN	DCM	Single member LLC	100%	$166,500.00	(3)

12	Granite City—West Towne 66 West Towne Mall, Madison, WI	DCM	Single member LLC	100%	$78,511.08	(3)

	Location/Address	Owner/ Landlord Name	General Partner	Dunham Percentage	Annual Rent

13	Granite City—Maumee, OH 2300 Village Drive West, #130, Maumee, OH	DCM	Single member LLC	100%	$165,000.00	(3)

14	Granite City—Cherryvale—Rockford, IL 7140 Harrison Ave, Rockford, IL	DCM	Single member LLC	100%	$180,000.00	(3)

15	Granite City—Rogers, AR 2203 Promenade Blvd, Rogers, AR	DCM	Single member LLC	100%	$165,000.00	(3)

16	Granite City—South Bend, IN University Park Mall, South Bend, IN	DCM	Single member LLC	100%	$150,712.20	(3)

17	Granite City—Indianapolis, IN 150 West 96th Street, Carmel, IN	DCM	Single member LLC	100%	$175,665.00	(3)

18	Granite City—East Peoria, IL 230 Conference Center Drive, E. Peoria, IL	GC Peoria, LLC	N/A	(2)	$468,300.00

(1)
Mr. Dunham owns 100% of GC Rosedale, LLC.

(2)
Peoria Holdings, LP owns 50% of GC Peoria, LLC. DEM is the General Partner of and owns 10% of Peoria Holdings LP. Mr. Dunham owns a 12.86% limited partnership interest in Peoria Holdings, LP.

(3)
A Dunham entity is a party to a land lease for this location. Rent due to the land lease landlord is generally paid by our company to Dunham, under the applicable agreement, and then paid by Dunham to the land lease landlord. These amounts are not included in the annual rent presented herein.

DHW Equipment Lease Financing

        In December 2007, we entered into an Equipment Lease Commitment with DHW relating to the lease of furniture, fixtures and equipment for current and future restaurants. This transaction was approved by our audit committee as a transaction with a related person.

        Under the terms of the Equipment Lease Commitment, DHW agreed to purchase and lease to us equipment costing up to $16.0 million. Each five-year lease is for equipment costing a minimum of $0.8 million and a maximum of $1.25 million per restaurant. Payments due DHW have an interest rate equal to the DHW bank base rate plus 4.8%. Principal payments on the amounts borrowed will depend upon the repayment schedule specified by the banks that have provided the financing commitments to DHW. The lease financing is subject to the availability of financing commitments to DHW from its lenders. Our company and DHW have agreed upon a form of master equipment lease that provides, among other things, for a lease fee equal to 0.25% of the principal amount financed upon origination of each equipment lease. We have the option to purchase the leased equipment for $1.00 upon payment in full of all rent payments due under each lease. We are not obligated to enter into any equipment leases with DHW and DHW is not obligated to provide equipment leases for restaurants that are not developed and constructed by DCM.

        As of April 9, 2009, DHW had purchased and leased to us equipment at costing $16.0 million under this Equipment Lease Commitment. The value of the equipment financed at each restaurant is approximately $1.0 million and the annual interest rate on each lease ranges from 10.3% to 12.3%. In connection with the DHW financing, we also entered into amendments to eight lease agreements with Dunham. Pursuant to these amendments, lease rates at the applicable restaurant locations will increase by 10% every five years, commencing on January 1, 2013, January 1, 2014 or January 1, 2015, depending on the restaurant.

Master Agreement

        In February 2009, we entered into a master agreement with DCM, DHW and DEM (collectively, the "Dunham Entities") to provide rent or other cash flow reductions to our company in the amount of $2,500,000 for the calendar year 2009 and $1,500,000 for calendar year 2010 (the "Master Agreement"). At the time of entering into the Master Agreement, DCM had an ownership interest in 16 of our 26 operating restaurant properties. This transaction was approved by our audit committee as a transaction with a related person. We obtained a draw of $1.0 million under the DHW Equipment Lease Commitment concurrent with our entry into the Master Agreement, which is included in the $16.0 million above-referenced amount financed as of April 9, 2009. DHW also agreed to amend and restate the Equipment Lease Commitment to reflect negotiated rent reductions on such financing leases. The rent reductions are from the following areas: reductions from leases where a Dunham Entity is either a landlord or sublandlord; reductions from financing leases; reductions in rent derived by Dunham Entities from ground lease landlords; and reductions from landlords of non-Dunham Entity—controlled properties. The Master Agreement also provides that the Dunham Entities will amend and restate applicable leases and subleases with our company to reflect negotiated rent reductions. We commenced paying reduced rent in January 2009 in anticipation of finalizing the Master Agreement, which reductions are deemed to be part of the negotiated rent reductions. DCM has agreed to use reasonable efforts to secure rent reductions from each of its current ground lease landlords, which rent reductions will be considered a part of the overall rent reductions which the Dunham Entities have agreed to provide. As a part of the Master Agreement, DCM has agreed to amend its leases with us that are currently treated as capital leases for accounting purposes by reducing their terms to periods which will thereafter qualify the leases to be treated as operating leases in accordance with generally accepted accounting principles. Each lease will be modified for a term of not less than 10 years and will provide that the tenant will have three consecutive options to extend the leases for five years per extension.

        In consideration of the agreements of DCM provided in the Master Agreement, we issued to the Dunham Entities a warrant to purchase 1,000,000 shares of common stock of our company at an exercise price equal to 110% of $0.24, which was the closing price of our common stock on the trading date prior to the date of signing the Master Agreement. We also agreed to the following additional provisions: to provide DCM with financial information concerning our operations, including a monthly comparison of actual income and expense compared to budgeted income and expense; to allow DCM, for a period of two years or such earlier time that the Master Agreement shall have been terminated, to appoint a board observer who will have the right to attend board meetings; to provide for a chairman of our board of directors who is an independent director; to confirm our obligation to reimburse DCM for out-of-pocket losses incurred in the closing of the Rogers, Arkansas location and resulting from the decision not to build on the Troy, Michigan site, less net sales proceeds from any real estate or lease income associated with such sites; to refrain from developing any new restaurants in 2009 without the consent of DCM (which will not be unreasonably delayed or withheld), with the exception of the Indianapolis, Indiana restaurant; and to amend certain leases to provide that we will pledge to DCM the liquor license owned by us for such restaurant locations.

The Proposed Transaction

        The terms of the Transaction are described above, under the caption "The Transaction."

Harmony Equity Income Funds Transaction

        In March 2009, our company entered into a bridge loan agreement with a group of accredited investors to provide $1,000,000 of partially convertible debt financing. The bridge loan is evidenced by notes bearing interest at 9% per annum, payable in six equal monthly installments commencing on May 1, 2010 and due in full on October 1, 2010. The net proceeds of the bridge loan will be used for working capital purposes. The bridge loan was funded to the extent of $800,000 in March 2009, with the balance of the bridge loan to be funded by the end of April 2009. By mutual agreement of the parties, the date by which the balance of the bridge loan is to be funded was extended to the end of September 2009.

        The lead investors in the transaction were Harmony Equity Income Fund, L.L.C. and Harmony Equity Income Fund II, L.L.C. Our Chairman, Eugene E. McGowan, is a member of, and has a beneficial interest in, both of the Harmony funds. The transaction was approved by our audit committee as a transaction with a related person. Our Chairman's interest in the transaction is through a family partnership which owns a 10% interest in Harmony Equity Income Fund, L.L.C., one-half of which is beneficially owned by our Chairman. The extent of his interest in Harmony Equity Fund II, L.L.C. has not been determined. The Harmony Funds are managed by McGowan Capital Group, which is owned by our Chairman, who also has a 20% carried interest in the Harmony Funds, which is a profits-only interest. Our Chairman has estimated his interest in the investments made by the Harmony Funds in our company at $50,000 as of the date of the investment. In addition, one of the New Directors, Joel C. Longtin, is a 5% member and on the board of directors of the McGowan Capital Group and is an officer and investor in Harmony Equity Income Fund I, L.L.C. and Harmony Equity Income Fund II, L.L.C.

        The notes are secured by a mortgage against the lease, and security agreements against personal property and intangibles, relating to our Sioux Falls, South Dakota restaurant, including a grant of the rights to use patents, trademarks and other intangibles associated with that restaurant. Our board of directors has authorized management to borrow up to an aggregate of $3,000,000 under the terms of the bridge loan agreement, which provides that the investors may, but are not obligated to, make additional loans on substantially the same terms and conditions, including a similar pledge of collateral related to either our St. Cloud, Minnesota, or Fargo, North Dakota restaurant.

        The notes may be prepaid upon 30 days prior notice without premium or penalty. The notes must also be paid if our company receives $4,000,000 or more of proceeds from the sale of equity securities or securities convertible into equity securities. The notes must also be repaid in the event we default under the terms and conditions of the bridge loan, including the financial covenants set forth therein. Such covenants include maintaining minimum operating income before interest, taxes, depreciation and amortization from the Sioux Falls, South Dakota restaurant operations, and minimum consolidated revenue of our company, as provided in the bridge loan agreement. These covenants were negotiated with the investors solely for purposes of the bridge loan and should not be considered statements of management's expectations or estimates of results or other guidance. We have also agreed to (1) limitations on our ability to create liens against our property, other than in the ordinary course of business, (2) limitations on liens against the Sioux Falls, South Dakota restaurant which serves as collateral for the loan and (3) limitations on certain investments and indebtedness. The bridge loan provides for customary events of default which would give the investors the right to accelerate our indebtedness under the notes, including an adverse event affecting the Sioux Falls, South Dakota restaurant.

        Up to 20% of each bridge note may be converted into common stock at a conversion price equal to $0.50 per share. In addition, we issued to the investors warrants for the purchase of an aggregate of 320,000 shares of common stock (and will issue additional warrants for the purchase of an aggregate of 80,000 shares of common stock upon funding of the balance of the bridge loan) exercisable six months after date of issuance at a price of $0.25267 per share, or 110% of the closing price of our common stock on March 30, 2009. The notes and the warrants provide customary anti-dilution rights to the holders, including weighted average anti-dilution provisions for sales at less than the exercise or conversion prices thereof. We have also agreed that if our company proposes to issue new securities in excess of 1% of its outstanding shares prior to May 1, 2010, subject to the exceptions noted below, it will give the investors the right to purchase up to that portion of the new securities which equals the proportion of the number of securities purchasable upon conversion of notes and exercise of the warrants relative to our outstanding common stock as of March 30, 2009. The participation right is not applicable to certain categories of issuances, such as shares issuable pursuant to public offerings, mergers and acquisitions and options, warrants and other rights to purchase securities. We have also granted the investors certain rights to require us to register common stock acquired by them upon conversion of the notes or exercise of the warrants under the Securities Act on Form S-3 or include such shares in certain company registrations under the Securities Act, at our expense.

Personal Guarantees and Guarantee Fees

        One of our directors and one former director have personally guaranteed certain of our leases and loan agreements. Our board of directors has agreed to compensate Steven J. Wagenheim, our President, Chief Executive Officer and one of our directors, for his personal guaranties of equipment loans entered into in August 2003 and January 2004. In August 2006, we entered into a lease agreement with Carlton Financial Corporation pursuant to which we may finance lease up to $3.0 million of equipment. Mr. Wagenheim was required to personally guarantee payments to be made to Carlton under this lease financing agreement, for which our board of directors also agreed to compensate him. The amount of annual compensation for each of these guarantees is 3% of the balance of the obligation and is calculated and accrued based on the weighted average daily balance of the obligation at the end of each monthly accounting period. During fiscal years 2008 and 2007, we recorded $91,692 and $49,927 of such compensation in general and administrative expense, respectively, and paid $75,000 and $50,000 of such compensation, respectively.

Consulting Services from Heidi M. Gilanfar

        Darius H. Gilanfar, one of our named executive officers, is married to Heidi Martin Gilanfar, who serves as a human resources/marketing consultant to our company. We paid her $143,895 for such services in fiscal year 2008. This related party transaction was ratified by our audit committee in August 2008.

Interest in our Maple Grove, Minnesota Lease

        One of the New Directors, Todd W. Hanson, is the owner of the Granite City restaurant building in Maple Grove, Minnesota. The annual base rent is $367,500, but Mr. Hanson has agreed to reduce the annual rent for each of the next two years to $307,500.

Interest in our Omaha, Nebraska Lease

        Mr. Hanson also owns, through H.O. Holdings—Granite Valley, L.L.P., a 15% limited partnership interest in the GC Omaha Limited Partnership, which holds the lease of the Omaha location. The limited partnership made a distribution in the amount of $6,150 to H.O. Holdings—Granite Valley, L.L.P. in 2008.

Interests in our Des Moines, Iowa Lease

        Two of our New Directors, Joel C. Longtin and John A. Pesicka, each hold limited partnership interests in the GC Des Moines Limited Partnership, the partnership which holds the lease of our Des Moines, Iowa restaurant. Mr. Longtin and Mr. Pesicka each received, directly and indirectly, an aggregate of $12,508 and $3,127, respectively, in distributions based on these interests during fiscal year 2008.

 Interest in our Lincoln, Nebraska Lease

        Mr. Pesicka also holds a limited partnership interest in the GC Lincoln Limited Partnership, the partnership which holds the lease of our Lincoln, Nebraska restaurant. Mr. Pesicka received, directly and indirectly, an aggregate of $3,128 in distributions based on this interest during fiscal year 2008.

Interest in our Zona Rosa, Kansas Lease

        Mr. Longtin also holds a limited partnership interest in the GC Holdings Limited Partnership, the partnership which holds the lease of our Zona Rosa, Kansas restaurant. Mr. Longtin received, directly and indirectly, an aggregate of $3,962 in distributions based on this interest during fiscal year 2008.